FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: September 8, 2004	Lewis N. Rose President and Chief Executive Officer

CRYPTOLOGIC EXPANDS ITS CASINO GAME OFFERING
New progressive jackpot & slot games to drive rapid, responsible growth of Internet gaming

September 8, 2004 (Toronto, ON) – CryptoLogic Inc.®, a leading software developer for the Internet gaming and e-commerce industries, announced the release of an exciting new line-up of games to its popular casino offering. A range of new video slots with more chances to win, multi-currency progressive jackpots and enhanced player features have been rolled out in the fifth version of the company’s software, licensed through its WagerLogic Limited® subsidiary.

“CryptoLogic built its industry-leading reputation in casino, and through continued investment in this core business, we’re delivering a comprehensive, ever-fresh selection of safe, secure games that will excite broad gaming audiences worldwide,” said Lewis Rose, CryptoLogic’s President and CEO. “By introducing a continual stream of new casino product themes and variations, CryptoLogic helps its customers grow large, loyal player communities, and ultimately, increase their bottom line.”

Slot fans can enjoy six brand-new video slots – all linked to one progressive jackpot. Coral Cash, Doctor Love, Dolphin King, Northern Lights, Salsa and Sirens are the latest fun themes of traditional nine-line games. These new-concept slots mark the launch of the Rapid Fire Jackpot, which pays out in US dollars, euros and pound sterling.

WagerLogic’s Version 5 software also features a new “Turbo” button for single-hand Blackjack and video poker players, which allows more hands per minute of play for high-speed excitement. Slot players who are serious about winning will enjoy the new auto-play option, which means users can automatically bet for a preset number of spins. There are also more player avatars from which to choose, and an improved notification system to alert players to new games.

More than 20 new choices of the most popular casino games have been rolled out this year, particularly in the expansion of WagerLogic’s slot and progressive jackpot portfolio. In fact, one of the company’s licensees was recently awarded The Best Online Casino for Slots by Strictly Slots magazine. WagerLogic now offers more than 100 casino games, multi-player bingo and player-to-player poker in multiple currencies and languages – additional new games are planned for 2004 to keep licensees’ players coming back for more.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a leading software development company serving the global Internet gaming market. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Limited®, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For more information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

Tel (416) 545-1455      Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications

Argyle Rowland, (416) 968-7311 (North American media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Melissa Chang, ext. 239/ melissa@argylerowland.com

Financial Dynamics, + 44 20 7831 3113 (UK media)
Juliet Clarke, juliet.clarke@fd.com
Edward Bridges, edward.bridges@fd.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.